Exhibit 99.1

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 10, 2017

You are receiving this notification as Silver Wheaton Corp. (the “Company”) uses the notice and access model for the delivery of its information circular to its shareholders in respect of its annual and special meeting of shareholders to be held on May 10, 2017 (the “Meeting”).  Under notice and access, instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2016 (the “Information Circular”), shareholders are receiving this notice with information on how they may access the Information Circular electronically.  However, together with this notification, shareholders continue to receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting.  The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint and it should also reduce the Company’s printing and mailing costs.

MEETING DATE AND LOCATION

Important Meeting Information
Date	è May 10, 2017
Time	è 10:30a.m. (Vancouver Time)
Location	è Mackenzie Ballroom, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•                  FINANCIAL STATEMENTS:  To receive the audited consolidated financial statements for the year ended December 31, 2016 and the report of the auditors thereon.

•                  ELECTION OF DIRECTORS:  To elect the eight director nominees. See the section entitled “Election of Directors” in the Information Circular.

•                  APPOINTMENT OF AUDITORS:  To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2017 and to authorize the directors to fix the auditors’ remuneration. See the section entitled “Appointment of Auditors” in the Information Circular.

•                  CHANGE OF NAME: To approve a special resolution to amend the Articles of Continuance in order to change the name of Silver Wheaton Corp. to Wheaton Precious Metals Corp. See the section entitled “Change of Name from Silver Wheaton Corp. to Wheaton Precious Metals Corp.” in the Information Circular.

•                  SAY ON PAY:  To approve a non-binding advisory resolution on the Company’s approach to executive compensation. See the section entitled “Executive Compensation” and “Say On Pay Advisory Vote” in the Information Circular.

•                  OTHER BUSINESS:  To transact any other business which may properly come before the Meeting or any adjournment of the Meeting.

SHAREHOLDERS ARE REMINDED TO VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING. SEE BELOW AND OVER FOR HOW TO VIEW INFORMATION CIRCULAR.

WEBSITES WHERE INFORMATION CIRCULAR IS POSTED

The Information Circular can be viewed online under the Company’s profile at www.sedar.com or on the United States Securities and Exchange Commission website at www.sec.gov or at the Company’s website at www.silverwheaton.com/Investors/annual-general-meeting.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

Shareholders who wish to receive paper copies of the Information Circular may request copies by calling toll-free at 1-888-433-6443 or by emailing fulfilment@canstockta.com.

Requests for paper copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form in order to receive the Information Circular in advance of the proxy deposit date and Meeting.  The Information Circular will be sent to such shareholders within three business days of their request if such requests are made before the Meeting.  Those shareholders with existing instructions on their account to receive a paper copy of meeting materials will receive a paper copy of the Information Circular with this notification.  Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and relevant management’s discussion and analysis on the form of proxy or voting instruction form, as applicable.

VOTING

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy:

CANADA AND UNITED STATES

FACSIMILE:	Fax to CST Trust Company at 1-866-781-3111 (Canada or US) or 1-416-368-2502 (outside North America).

INTERNET:	Go to www.cstvotemyproxy.com and follow the instructions. You will need the 13-digit control number located on the proxy.

E-MAIL:	Send to proxy@canstockta.com.

MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to CST Trust Company at: CST Trust Company Proxy Dept., P.O. Box 721 Agincourt, Ontario M1S 0A1

Beneficial (or Non Registered) Holders are asked to return their voting instructions using the methods set out on their voting instruction form or business reply envelope, or as set out below, at least one business day in advance of the proxy deposit date noted on your voting instruction form:

CANADA		UNITED STATES

MAIL:	Data Processing Centre P.O. Box 2800, STN LCD Malton Mississauga, Ontario L5T 2T7 Canada	MAIL:	Proxy Services PO Box 9104 Farmingdale, New York 11735-9533 USA

TELEPHONE:	English: 1-800-474-7493 French: 1-800-474-7501	TELEPHONE:	1-800-454-8683

FACSIMILE:	Fax to 1-905-507-7793

INTERNET:	Go to www.proxyvote.com and follow the instructions using the 16 digit control number included in your voting instruction form.	INTERNET:	Go to www.proxyvote.com and follow the instructions using the 16 digit control number included in your voting instruction form.

QR CODE:	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.	QR CODE:	Vote by scanning the QR code included in your voting instruction form to access the voting site from your mobile device.

Shareholders with questions about notice and access can call toll free at 1-800-380-8687.